DREXEL HAMILTON MUTUAL FUNDS

45 Rockefeller Plaza

Suite 2000

New York, NY 10111

September 15, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Drexel Hamilton Mutual Funds (the “Trust”) - Registration Statement on Form N-1A (Registration No. 333-173306; 811-22545)

Ladies and Gentlemen:

Attached is a memorandum which summarizes the Securities and Exchange Commission (“Commission”) staff’s comments on the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on April 5, 2011 and the Trust’s responses to such comments.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust further acknowledges that should the Commission or the staff declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Trust further acknowledges that the Commission or its staff, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Very truly yours,

DREXEL HAMILTON MUTUAL FUNDS

By:	/s/ Andrew Bang
Andrew Bang
President

1230 Peachtree Street, N.E. Suite 2445 Atlanta, Georgia 30309 TEL 404.607.6932 FAX 404.521.4846 AKalt@investmentlawgroup.com

September 15, 2011

Mr. Larry L. Greene

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Drexel Hamilton Mutual Funds

File Numbers 811-22545 & 333-173306

Dear Mr. Greene:

Please find our responses below to the Staff’s comment letter from July 21 , 2011 with respect to Drexel Hamilton Mutual Fund’s registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940, as filed with the Securities and Exchange Commission on April 5, 2011.

PROSPECTUS COVER

Staff Comment: The disclosure of each Fund’s name at the top of the page includes the CUSIP, as well as, the ticker symbol. The CUSIP is not required by revised Form N-1A.

Response:	We have added the Ticker Symbols and removed references to the CUSIP Numbers.

Staff Comment: Delete the investment adviser information in the middle of the page.

Response:	The information in the middle of the front cover regarding the investment adviser has been removed.

Staff Comment: The prospectus uses all-cap type. Please use a different means to make the disclosure prominent (e.g., bold).

Response:	The ALL-CAP type has been removed and we have bolded these disclosures to highlight their importance.

Staff Comment: Revise the statement appearing toward the bottom of the page the substance of which is required by Rule 481(b)(1) under the Securities Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response:	We have revised the statement toward the bottom of the prospectus cover in accordance with the updates from the National Markets Securities Markets Improvement Act of 1996.

PROSPECTUS

Staff Comment: Move the caveat appearing under the caption “Investment Objectives” so as to appear either in the risk disclosure or after Item 8.

Response:	The caveat which stated that “there can be no assurance that the Fund will achieve its objectives” was removed. This risk is addressed in the Principal Risks of Investing in the Fund.

Staff Comment: The fee table reflects a fee waiver whereby the Adviser agrees to keep ordinary fund operating expenses at 1.25% of net assets. It appears that the Fund will incur AFFE because it is included as a line item in the fee table (the amount is one of many that is blank). Footnote three expressly excludes AFFE from the expense limitation, as well as interest. The total expenses of the Fund after reimbursement, however, specify 1.25% instead of including the amount of AFFE not covered by the waiver agreement. Please revise the amount of total expenses in the fee table to reflect the excluded expenses expected to be incurred in the first year of operations, including the anticipated amount of AFFE. In this regard, confirm to the staff that all anticipated interest expenses are included in “other” as well as “Total Annual Fund Operating Expenses.”

Response:

The Funds will not incur any AFFE. However, we have changed the disclosure to reflect that acquired fund fees are not excluded, as none are expected. We have also updated the expense table to reflect that AFFE is expected to be zero. Any interest expenses will be included in “other’ as well as “Total Annual Fund Operating Expenses. .

Staff Comment: In addition, disclose that only the board can terminate the agreement during the first year and file the waiver agreement as an exhibit to the registration statement.

Response:	We added a disclosure referencing that only the Board can terminate the fee waiver in the first year.

Staff Comment: Footnote 3 states that: “The Adviser may recoup any waived amount from the Fund pursuant to this agreement if such reimbursement does not cause the Fund to exceed existing expense limitations and reimbursement is made within three years after the year in which the Advisor incurred the expense.” (Emphasis added.) Clarify that the highlighted term means at the time the waiver or reimbursement is made.

Response:	We have added clarifying language to state that the word “existing” refers to then existing expense limitations at the time the waiver is made.

Staff Comment: Please confirm that the dollar amounts in the Example will be the net expenses only for the first year, but that years 2 and 3 will reflect the gross expenses of the Fund. The substance of the first two sentences in the Example proviso should follow the language in the form. The second bullet is not required or permitted by the revised form. In light of the waivers/reimbursements involved explain to the staff the meaning or affect of the fifth bullet.

Response:

The dollar amounts in the example reflect the net expenses of the Fund for the first year and the gross expenses of the Fund for years 2 and 3. We have revised the Example proviso. We have removed the 2nd and 5th bullets.

PRINCIPAL INVESTMENT STRATEGIES

Staff Comment: Disclosure captioned “Principal Investment Strategies” regarding the “American Equity Fund” states that the Fund invests 80% of its net assets in equity securities of large capitalization U.S. companies. Please revise the disclosure to say net assets plus borrowings for investment purposes. Also, disclose the test the Fund will employ in determining a company’s domicile. In this regard, please use objective criteria. For example, specify whether a company can be deemed an issuer from a particular country if it derives more than 50 percent of its revenues, or has more than 50 percent of its assets in that country. Please confirm to the staff that the costs of selling short are covered by, or subject to, the waiver agreement, or add appropriate clarifying disclosure.

Response:	The disclosures regarding the 80% tests for each Fund have been revised so as to reference net assets plus borrowings for investment purposes as the basis for the 80% calculation.

The Principal Investment Strategies description has been revised for each Fund to describe how a company’s domicile will be determined.

The Funds will not sell shares short as a primary part of their investment strategies.

Staff Comment: The Fund may invest in derivatives. Please confirm that the Fund’s derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on the topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See, Letter to Karrie McMillan, Esp., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response:	We have revised the derivatives disclosure to be more specific to the use of derivatives, and their risks, in each Fund in accordance with the letter to Karrie McMillan from July 30, 2010.

Staff Comment: In this regard, the prospectus needs to disclose with specificity whether the Fund will purchase or sell derivatives that give rise to an obligation on its part for future payments or liabilities. The leverage effect of derivatives needs to be explained and the risks of leverage and volatility summarized in the Item 4 disclosure, and more fully disclosed later in prospectus.

Response:

We have clarified that the Funds will purchase and sell derivatives that give rise to an obligation on the part of the Funds for future payments or liabilities. We have made additional disclosure regarding the risks of leverage and volatility that accompany such derivative investments.

Staff Comments: Disclose the aggregate amount the Fund may invest in derivatives. If there is no limit, disclose that fact and revise the risk disclosure accordingly.

Response:

We have included a limit that is stated such that none of the Fund’s will use derivatives to obtain any explicit leverage. More specifically, the notional value of the Fund’s aggregate investments in futures and other derivatives will be limited so as not exceed the net asset value of the Fund, after taking into account existing stock investments.

Staff Comments: The prospectus discloses that the Fund’s portfolio will primarily consist of domestic common stocks, preferred, depositary receipts, cash and REITs. Please clarify whether such investments will include anything more that the investments referenced in the fourth paragraph and the type of companies in which the Fund will invest. The prospectus states that “usually” the Fund will invest in companies included in the S&P 500 Index, or companies that “possess similar trading volume attributes.” Is it a principal strategy to invest in large cap stocks? How much may the Fund invest in mid or small cap stocks? Is it a principal strategy to invest in exchange traded stocks? Please summarize the type of preferred in which the Fund will invest and how it is analyzed for capital appreciation. Why will the Fund invest in depositary receipts for American companies? Also explain why cash is a principal asset. Summarize what REITs are and which types the Fund proposes to acquire (commercial or residential). In the risks section, please disclose that the duplicative costs involved with investing in REITs are not included in the AFFE line item to the fee table.

Response:	The word “primarily” has been removed such that the discussion should be understood to be an exhaustive list of the instruments in which the Funds will invest.

For the American Equity Fund, 80% of its assets will be invested in U.S. large-cap companies, as indicated by the revised investment strategy discussion. The American Equity Fund may invest in small- or mid-cap stocks with the other 20% of its portfolio. The Fund will invest in exchange-listed stocks as a principal part of its investment strategy and the discussion has been revised to reflect this fact.

Disclosure has been added regarding the nature of the preferred stocks in which the Funds may invest and how such instruments will be analyzed for capital appreciation.

The American Fund will not invest in depositary receipts for American companies. We have added detail regarding the use of cash, specifying that the Funds will generally be fully-invested. Specific disclosure has been made with respect to each Fund’s anticipated cash position under normal circumstances.

We have described what REITs are and have described the types of REIT securities that the Funds may purchase. Additionally, we have disclosed in the risks section that the duplicative costs of investing in REITs are not included in the AFFE line item to the fee table.

To the extent that these comments apply to the other series, corresponding disclosures have been added for that series.

Staff Comments: The second and third paragraphs should be revised so as to present those discussions in plain English.

Response:	For each Fund we have revised the specific strategy discussions such that these discussions are in plain English.

Staff Comments: The fourth paragraph under this caption discloses that “The Fund may invest in these securities directly or indirectly through investments in other investment companies including closed-end funds and Exchange Traded Funds (“ETFs”) with a similar risk profiles as the Fund. (Emphasis added.) Explain to the staff the manner in which the Fund deems the risks of an ETF to be similar to that of the Fund. Are the portfolio securities of the ETF similar to those that will be acquired by the Fund?

Response:

Regarding the description of the Funds potential investments in ETFs, we have removed the reference to the risk profile of these investment vehicles. We have added disclosure stating that the Funds will limit investments in ETFs to not more than 10% of each Fund’s net assets.

Staff Comments: Revise the last sentence of the fifth paragraph by noting that any change will be preceded by a 60 day written notice to shareholders and move that disclosure to somewhere after Item 8.

Response:

We have revised the disclosure regarding the Funds’ ability to change investment strategies to describe that no change will be made to the 80% asset test strategy without 60 days’ prior notice to shareholders. The disclosure has been moved to after Item 8.

Staff Comments: Disclosure captioned “Principal Risks of Investing in the Fund-Risks Related to Investing in Other Investment Companies” indicates that the Fund may invest in other investment companies, “such as, ETFs and closed-end funds.” (Emphasis added.) If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

Response:	The Funds will not invest into 3(c)(1) or 3(c)(7) funds. Disclosure has been made added regarding this investment policy.

Staff Comments: The second and third paragraphs summarize the statutory requirements but do not discuss risks. These discussions should be moved so as to appear after Item 8. An appropriate discussion regarding the risks to the Fund brought about by the limitation on its ability to acquire investment company securities in sufficient quantities may be included in place of the current disclosure.

Response:

We have moved the discussion regarding the statutory limitations on investments by the Funds in other investment companies so that it appears after Item 8. The Funds’ investments in investment company securities will not represent a large portion of any Fund’s investment strategy. These funds are focusing on stock investments not investments in other investment companies, so it’s not a risk that they can’t acquire enough investment company securities.

Staff Comments: The fifth paragraph makes reference to closed-end funds trading on exchanges, and notes that the Fund will incur brokerage expenses and commissions when it buys or sells closed-end fund shares. Revise this disclosure to clarify that not all closed-end funds trade on an exchange.

Response:	We have revised the disclosure regarding closed-end funds to note that not all closed-end funds trade on exchanges.

Staff Comments: In light of the discussion of the discussion captioned “Portfolio Turnover Risk,” indicate in the strategy section above that the Fund will engage in frequent and active trading. See, Instruction 7 to Item 9(b) and Item 4(a).

Response:

We have added disclosure indicating that the Funds may engage in frequent or active trading in accordance with Instruction 7 to Item 9(b) and Item 4(a). We have also added additional disclosure to highlight the risks that are brought about by virtue of such frequent and active trading.

Staff Comments: Delete the following disclosure from the next two paragraphs:

“The Adviser was formed in 2010 and is registered an investment adviser with the SEC. The Sub-Adviser was formed in 2006 and is registered with the SEC,”

“The experience of the portfolio managers is discussed in “Management of the Fund-Investment Adviser,” and

“The Fund was formed in 2011. Accordingly,…”

Response:	We have deleted these three statements as requested.

Staff Comments: In the latter case, you might consider adding disclosure pointing out risk related to the fact of the Fund’s having been recently created.

Response: We have added additional disclosure relating to the fact that the fund is a newly formed entity with no operating history.

Staff Comments: The next paragraph is captioned “Currency Risk” and discusses such risks regarding the investments of the American Equity Fund. Add appropriate foreign securities disclosure.

Response: The American Equity Fund will not invest in securities denominated in foreign currencies. As such, the foreign currency risk disclosure has been removed with respect to this Fund.

Staff Comments: Revise the disclosure captioned “Performance Information” so as to add the disclosure required by Instruction 1(b) to Item 4(b)(2).

Response: The Funds are newly formed and have no performance history to display. As such, we have omitted the notice regarding performance history. Instead, we have made disclosure to the effect that there is no performance history to display. We hope that this disclosure will satisfy the Staff on this point.

Staff Comments: Revise the caption “Financial Intermediary Compensation” by using the heading in the Form N-1A.

Response: We have revised the caption “Financial Intermediary Compensation” to read “Payments to Broker-dealers and Other Financial Intermediaries,” in accordance with Form N-1A.

Staff Comment: The next discussion relates to the Drexel Hamilton Centre Global Equity. To the extent appropriate the comments given regarding the American Equity Fund applies to this and subsequent series.

Staff Comments: The word “Global” in the Fund’s name suggests broad diversification throughout the world. Funds with such names should disclose policies that reflect the intent to invest a substantial portion of their assets in a number of countries throughout the world. Revise the disclosure accordingly, including how much of the Fund’s assets will generally be invested outside the U.S.

Response: We have clarified in the Prospectus that “Global” includes countries located throughout the world. Further, we have added disclosure describing that “generally, more than 50% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in non-U.S. companies.”

Staff Comments: The disclosure indicates that the Fund will invest 80% of its assets in large capitalization U.S. and foreign companies. At an appropriate location define the term “large capitalization.” In addition, please revise the investment policy to specify that it will, under ordinary market conditions, invest 40 percent of its assets in securities of companies outside the U.S.

Response: We have defined large capitalization companies as those with market capitalizations of greater than $3.0 billion. As stated in reply to the Comment above, we have added disclosures describing that “generally, more than 50% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in non-U.S. companies.

Staff Comments: Disclose the maximum amount of assets the Global Equity Fund may invest in emerging market companies. If there is no limit, disclose that fact and revise the risk of disclosure accordingly.

Response: There is no limit on the amount that the Global Equity, European Equity or Asia Pacific Equity Funds may invest in emerging markets. We have disclosed this fact and have added additional disclosure regarding the risks associated with a potentially large portion of the Funds’ assets being invested in emerging markets.

Staff Comments: Disclosure in the first paragraph under this caption states that: “The ‘Asia Pacific Region’ includes, but is not limited to, Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan and Thailand.” (Emphasis added.) With respect to the underlined clause, disclose the other countries in which the Fund expects to invest. Revise the last sentence by adding something like the following clause otherwise the “diverse range of industries and companies,” as referred to in that disclosure, could be in one country: “in several Asia Pacific countries?”

Response: The disclosure regarding the range of industries and companies in which the Asia Pacific Fund may invest has been clarified such that the sentence now reads “While the Fund is not limited in the amounts it invests in any one country, it will try to select investments in a diverse range of industries and companies of varying sizes and from varying countries within the Asia Pacific Region.” The description of countries in which the Asia Pacific Equity Fund will invest has been modified to state that the fund that will normally invest at least 80% of its net assets in equity securities of foreign companies listed throughout the Asia Pacific Region. The “Asia Pacific Region” has been defined to include, Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan and Thailand.

Staff Comments: With respect to the Asia-Pacific Fund, revise the discussion sub-captioned “Asia Pacific Market Risk” so as to delete the duplicative material in the second and third paragraphs following the sub-caption.

Response: We have deleted the duplicative material regarding geographic concentration risk under the caption “Asia Pacific Market Risk.”

Staff Comments: For the Asia Pacific Equity Fund, please include a comprehensive list of the countries included within the 80 percent test. The list may be included in Item 9 of the prospectus.

Response: We have included a comprehensive list of the countries included in the 80% test in the 2nd sentence under “Principal Investment Strategies” by removing the words “but is limited to,” following “The ‘Asia Pacific Region’ includes.” These countries are Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan and Thailand.

Staff Comments: The European Equity Fund discloses that it will invest in companies located in Europe. Please define “Europe” or include a list of the countries which constitute permissible investments towards the 80 percent test.

Response: We have revised the disclosure for the European Equity Fund such that the description states that “The Drexel Hamilton FOUR European Equity Fund is a diversified fund that will normally invest at least 80% of its net assets in equity securities of foreign companies across the capitalization spectrum listed in Europe. For this purpose, Europe includes those constituent countries represented in either the MSCI Europe Index or Dow Jones Stoxx Europe 600 Index.”

Staff Comments: Because the disclosure does not contain any prior mention of “non-principal” policies or strategies, revise the caption that reads: “Other Non-Principal Investment Policies and Risks.”

Response: We have revised the caption “Other Non-principal Investment Policies and Risks” such that it now reads “Non-principal Investment Policies and Risks.”

Staff Comments: Delete the first clause of the discussion sub-captioned “Changes to Investment Objective and Strategy,” to wit: “As stated above in “Investment Objective”.

Response: The statement “As stated above in ‘Investment Objective’” has been deleted.

Staff Comments: Please disclose that a Fund will provide shareholders with 60 days prior written notice if it changes an 80 percent test strategy.

Response: The disclosure regarding the change of investment strategy for each Fund has been changed such that the new disclosure reads “The Fund has a policy to invest, under normal circumstances, at least 80% of the value of its “assets” in certain types of investments suggested by its name (the “80% Policy”). This is a non-fundamental investment policy that can be changed by the Fund upon 60 days’ prior notice to shareholders. The Fund must comply with its 80% Policy at the time the Fund invests its assets. Accordingly, when the Fund no longer meets the 80% requirement as a result of circumstances beyond its control, such as changes in the value of portfolio holdings, it would not have to sell its holdings, but any new investments it makes would need to be consistent with its 80% Policy.”

Staff Comments: The sub-caption “Other Expenses” contains several references to the “Trust.” The term has not been previously defined. Please add a definition at an appropriate location.

Response: The term “Trust” has been defined such that this reference should be clear.

Staff Comments: The fourth paragraph under this caption references the firm, Drexel Hamilton Financial. Explain to the staff the relationship between the investment advisor and this entity.

Response: Drexel Hamilton Financial’s only relationship with the Adviser was that Lawrence Doll, who was to be a Partner of the Adviser, was the CEO of Drexel Hamilton Financial. Mr. Doll is no longer going to be affiliated with Drexel Hamilton Mutual Funds or the Adviser. As such, there is no longer any relationship between the Adviser and Drexel Hamilton Financial.

Staff Comments: Disclosure captioned “The Distributor” states that: “You may purchase shares directly from the Funds or through a financial intermediary, such as a broker-dealer.” The summary section mentions only broker dealers. Please clarify this disclosure. Also, see similar disclosure in the first paragraph under the caption “BUYING OR SELLING SHARES THROUGH A FINANCIAL INTERMEDIARY.”

Response: We have revised this disclosure such that it now reads: “You may purchase shares directly from the Funds or through an authorized financial intermediary, such as a financial planner, adviser, or a broker-dealer.”

Staff Comments: The first paragraph under the caption “Investing in the Fund” defines “good form” for purchases. What about redemptions? Please add comparable disclosure at an appropriate location.

Response: We have added disclosure regarding “good form” for redemption requests. Specifically, the disclosure states that “A redemption order is considered to be in good form if the request includes: the name of the Fund from which you wish to redeem; the dollar amount or number of shares you wish to redeem; your account number; your address; and, the signature of an authorized signer.”

Staff Comments: Explain the meaning of the following disclosure appearing under the caption “Investing in the Funds-Purchase and Redemption Price”: “The Adviser is responsible for notifying the Trustees (or the Trust’s Fair Value Committee) when it believes that fair value pricing is required for a particular security.” The disclosure would suggest that the board bears no responsibility unless properly notified.

Response: The Board has ultimate responsibility for determinations of fair value. Specifically, the Board has approved the Funds’ fair value policies and members of the Board are represented on the Fair Value Committee. The statement reflects that the Board has delegated certain authority regarding fair value determinations to the Adviser. This delegation in no way limits the Board’s responsibility regarding determinations of fair value with respect to the Funds.

Staff Comments: Disclosure in the same paragraph states: “To the extent the Funds invest in other open-end investment companies that are registered under the Investment Company Act of 1940, the Funds’ net asset value calculations are based upon the net asset value reported by such registered open-end investment companies, and the prospectuses for these companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.” (Emphasis added.) The highlighted disclosure suggests the Fund’s valuation of its ETF holdings, if any, are based on net asset value. Either explain to the staff the basis upon which the Fund acquires ETF for its portfolio or revise this disclosure to reflect the Fund’s valuation of ETFs at market value.

Response: We have clarified this statement with an additional disclosure stating that “ETFs in which the Funds invest are valued by the Funds at market value, and not upon their net asset value.”

Staff Comments: Clarify the discussion in the first three paragraphs under the caption “BUYING OR SHARES THROUGH A FINANCIAL INTERMEDIARY,” so as to indicate the net asset value investors receive in connection with transactions done through financial intermediaries.

Response: We have clarified this disclosure such that the relevant disclosure now reads: “You may buy or sell shares of the Funds through an authorized financial intermediary (such as a financial planner, adviser or a broker-dealer). To buy or sell shares at the NAV of any given day, your financial intermediary must receive your order before the close of trading on the NYSE that day. A Fund will be deemed to have received an order that is in proper form when the order is received by an authorized financial intermediary on a business day, and the order will be priced at the Fund’s NAV per share (adjusted for any applicable redemption fee) next determined after such acceptance. Your financial intermediary is responsible for transmitting all purchase and redemption requests, investment information, documentation, and money to the Funds on time. Your financial intermediary may charge additional transaction fees for its services.”

Staff Comments: Reconcile the definition of “good form” appearing in the first paragraph under the sub-caption “Purchasing Shares,” with the definition of that term appearing on the prior page.

Response: We have reconciled the definitions of “good form” for purchase requests such that the discussion under the caption “Purchase and Redemption Price” matches the discussion under the caption “Purchasing Shares.”

Staff Comments: Disclosure under the caption “Exchanging Shares” refers repeatedly to “the Fund” or to “the appropriate Fund.” Pluralize the term since two funds are involved in each exchange.

Response: We have pluralized the term “Fund” under the caption “Exchanging Shares” as appropriate, such that we hope the discussion is clear that two Funds are involved in such an exchange.

Staff Comments: The fourth paragraph of the next caption, “Redeeming Your Shares” discusses the timing of redemptions done through the Transfer Agent. Clarify the timing of redemptions done through financial intermediaries. The paragraph also indicates that payment may be delayed under unusual circumstances or for shares purchased by check for up to “fifteen (15) Business days”. (Emphasis added.) Explain those circumstances and delete the underlined term.

Response: We have deleted the term “Business” such that the disclosure now refers simply to 15 days. We have also added disclosure regarding the nature of the circumstances which might cause a delay in processing a redemption request. Specifically, this disclosure reads: “Although redemption proceeds will normally be paid as described above, under unusual circumstances, redemption requests or payments may be postponed or suspended as permitted under Section 22(e) of the Investment Company Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of a Fund’s net assets not reasonably practicable; or (iii) the SEC, by order, permits the suspension of the right of redemption.”

Staff Comments: Under this caption, add the highlighted term to the following sentence: “Redemption fees are deducted from redemption proceeds and retained by the Funds, not the Adviser or Sub-Advisers.”

Response: We have added the word “Sub-Advisers” as requested.

Staff Comments: The first sentence of the sub-caption “Miscellaneous” states: “The Funds reserve the right to delay the distribution of redemption proceeds involving recently purchased shares until the check for the recently purchased shares has cleared.” Either move this disclosure to a related discussion on the prior page or indicate here that the delay is limited to fifteen days.

Response: We have indicated under the caption “Miscellaneous” that the delay is limited to fifteen days.

Staff Comments: Add the disclosure from the SAI sub-caption “Anti-Money Laundering Program” and update that disclosure to reflect the appointment of an anti-money laundering compliance officer.

Response: We have added disclosure regarding the anti-money laundering program and have indicated the name of the AML Compliance Officer.

STATEMENT OF ADDITIONAL INFORMATION

Staff Comments: The discussion captioned “Other Investment Policies” appears to mix policies and risks together. We suggest that these discussions be separated.

Response: We have separated the investment policies from the investment risks per the Staff’s comment.

Staff Comments: The first paragraph following the list of Investment Limitations discloses the following: “The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities (“Permitted Senior Securities”), such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligations.” (Emphasis added.) Define or clarify the underlined clause.

Response: The Funds will not have other borrowings besides bank borrowings and will adhere to the limits of the 1940 Act, including asset coverage requirements, with respect to these borrowings.

Staff Comments: The fundamental policy about borrowing excludes reverse repurchase agreements. Disclose the amount each Fund may borrow through reverse repurchase agreements. Likewise, disclose the amount of assets each Fund may loan in connection with repurchase agreements.

Response: None of the Funds will use repurchase or reverse repurchase agreements.

Staff Comments: Please delete the last sentence of the third paragraph that purports to limit the liability or responsibility of a trustee.

Response: The sentence in question regarding the liability of the Board members has been deleted.

Staff Comments: The third paragraph under the caption “Disclosure of Portfolio Holdings” discusses the Fund’s provision of non-public portfolio information to certain third parties. As required by Form N-1A, Item 16(f)(2), list, describe and identify the third parties to whom portfolio holdings information is given pursuant to any ongoing arrangements to provide the information.

Response: We have added disclosure describing the Funds service providers that may receive such non-public portfolio holdings information. These include the Funds’ Administrator, ALPS, and the Funds’ custodian, Union Bank.

Staff Comments: The caption “Financial Statements” indicates that the Funds are new and have no financial statements. Please confirm that the Fund will comply with §14 or the 1940 Act and will have seed financials in a pre-effective amendment.

Response: The Funds will file see financials in a pre-effective amendment.

Staff Comments: The signature page of the filing must contain the signatures required by §6 of the Securities Act.

Response: The registration statement pre-effective amendment will be signed by the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of trustees, as required by Section 6 of the Securities Act of 1933.

Please note that the registrant has discussed with the staff of the Office of Chief Counsel of the Securities and Exchange Commission the possibility of submitting a no-action request letter, or request for exemptive relief, with respect to Section 12(d)(1) of the Investment Company Act of 1940.